**Ac 1/7/2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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02053814

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC RECEIVED PROCESSING DEC 30 2002 WASH., D.C. SECTION

SEC FILE NUMBER
8- 3761

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 10/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hill, Thompson, Magid LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 Exchange Place, Suite 800
(No. and Street)

Jersey City (City) New Jersey (State) 07302 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nancy J. Cooper 201-434-6900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PS 1/8/02

OATH OR AFFIRMATION

I, Nancy J. Cooper, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hill, Thompson, Magid LP, as of 10/31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Nancy J. Cooper
Signature

Chief Financial Officer
Title

Elizabeth Vecchione
Notary Public

ELIZABETH VECCHIONE
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires Oct. 27, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X Statement of Cash Flows

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Hill, Thompson, Magid LP

Statement of Financial Condition

October 31, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Partners of
Hill, Thompson, Magid LP

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Hill, Thompson, Magid LP (the "Partnership") at October 31, 2002, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Partnership's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

December 16, 2002

Hill, Thompson, Magid LP

Statement of Financial Condition

October 31, 2002

(Dollars in thousands)

Assets	
Cash and cash equivalents	$ 18,307
Cash and securities segregated under federal regulations	200
Deposits with clearing organizations	2,010
Receivables from brokers, dealers and others	2,231
Securities owned, at fair value	5,986
Fixed assets, net of accumulated depreciation and amortization ($1,838)	1,282
Other assets	5,081
Total assets	$ 35,097
Liabilities and Partners' capital	
Payables to brokers, dealers and others	$ 274
Securities sold, not yet purchased, at fair value	1,961
Payable to affiliate	1,318
Accounts payable, accrued expenses and other liabilities	4,353
	7,906
Partners' capital	27,191
Total liabilities and Partners' capital	$ 35,097

The accompanying notes are an integral part of this financial statement.

Hill, Thompson, Magid LP
Notes to Statement of Financial Condition

1. Summary of Significant Accounting Policies

Organization and Basis of Presentation

Hill, Thompson, Magid LP (the "Partnership" or Hill Thompson), an over-the-counter trading firm headquartered in New Jersey, is engaged primarily in wholesale market making in various equity securities and is registered as a broker and dealer in securities under the Securities Exchange Act of 1934. The Partnership transacts its business with other brokers located throughout the United States. Hill, Thompson, Magid & Co., Inc. is the general partner of the Partnership and is ultimately a wholly owned subsidiary of RBC Dain Rauscher Corp. (the "Parent"). The Parent, in turn, is ultimately a wholly owned subsidiary of Royal Bank of Canada ("RBC"). Through October 2001, the Partnership was a wholly owned subsidiary of Tucker Anthony Sutro ("TAS"). These financial statements do not reflect any adjustments arising from RBC's purchase of TAS.

Hill Thompson clears all proprietary securities transactions on a self-clearing basis and its customer transactions on a fully disclosed basis through BNY Clearing LLC.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Effective January 1, 2002, the Partnership changed its regulatory year end from December 31 to October 31 to conform with that of RBC.

Securities

Securities transactions and related revenues and expenses are recorded on a trade date basis. Securities owned and securities sold, not yet purchased, are stated at fair value with related changes in unrealized appreciation or depreciation reflected in principal transactions revenues. Fair value is generally based on listed market prices. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations. Securities sold, not yet purchased, represent obligations to deliver specified securities at predetermined prices. The Partnership is obligated to acquire the securities sold short at prevailing market prices in the future to satisfy these obligations.

Hill, Thompson, Magid LP
Notes to Statement of Financial Condition

Securities owned and securities sold, not yet purchased, consist of equity securities. Securities not readily marketable approximate $780,000 and consist of equity securities for which there is no market on a securities exchange or no independently quoted price. These securities are valued using estimated fair value as determined by management.

Fixed Assets

Fixed assets are stated at cost, net of accumulated depreciation and amortization. Furniture and fixtures are depreciated on a straight-line basis over their estimated useful lives, generally three to seven years. Leasehold improvements are amortized on a straight-line basis over the lesser of the estimated useful life of the asset or the life of the lease.

Exchange Membership

Exchange membership is recorded at cost of $15,000 and is included in other assets.

Cash and cash equivalents

Cash equivalents consist of money market instruments and short-term interest bearing investments with initial maturities of three months or less.

2. Receivables from and Payables to Brokers, Dealers and Others

	October 31, 2002 (in thousands)
Receivable from brokers, dealers and others:	
Securities failed to deliver	$ 242
Clearing Organizations	1,989
	$2,231
Payable to brokers, dealers and others:	
Securities failed to receive	$ 72
Clearing Organizations	202
	$ 274

Securities failed to deliver and receive represent the contract value of securities that have not been delivered or received by the Partnership or its counterparties subsequent to settlement date.

The Partnership conducts business with brokers and dealers that are members of the major securities exchanges. The Partnership monitors the credit standing of such brokers and dealers and the market value of collateral and requests additional collateral as deemed appropriate.

Hill, Thompson, Magid LP
Notes to Statement of Financial Condition

3. Income Taxes

The Partnership is not subject to federal, state or local income taxes. As such no federal, state or local income taxes are provided for in the accompanying financial statements for the ten months ended October 31, 2002.

4. Net Capital Requirements

Hill Thompson is subject to the net capital requirements of the Uniform Net Capital Rule of the Securities and Exchange Commission (the "Commission") under Rule 15c3-1. The Partnership computes its net capital under the alternative method permitted by the Rule, which requires that the minimum net capital be equal to the greater of $1,000,000 or 2% of the Rule 15c3-3 aggregate debit items, as defined. At October 31, 2002, the Partnership had net capital of $18,084,000, which exceeded the minimum requirement by $17,084,000.

At October 31, 2002, the Partnership had $200,000 in cash and securities, primarily U.S. Treasury notes, segregated in a special reserve bank account for the exclusive benefit of customers pursuant to the reserve formula requirements of Rule 15c3-3.

5. Commitments and Contingencies

Leases

The Partnership leases office space and various types of equipment under noncancelable operating leases varying in length from one to five years, with certain renewal options for like terms. Rent expense for the ten months ended October 31, 2002 was approximately $330,300.

At October 31, 2002, the Partnership's future minimum rental commitments based upon the terms (including escalation costs) under noncancelable leases are as follows (in thousands):

Year ending in October:	
2003	$ 380
2004	363
2005	355
2006	333
2007	139
Thereafter	0
Total lease commitments	$1,570

Litigation

The Partnership is a defendant in legal actions primarily relating to its broker-dealer activities. While the outcome of these legal actions is uncertain, management believes, based in part upon consultation with legal counsel, that the resolution of these actions will not have a material adverse effect on the financial position of the Partnership.

Other Commitments

In the normal course of business, the Partnership enters into when-issued transactions. Transactions relating to such commitments that were open at October 31, 2002 and subsequently settled, had no material impact on the financial statements as of that date.

6. Benefits

Effective November 1, 2001, the employees of the Partnership are eligible to participate in the 401K plan sponsored by the Parent (the "RBC Plan"). Prior to that time, the employees of the Partnership participated in a 401K plan (the "Former Plan") sponsored by the parent of the General partner. The Parent has undertaken steps to merge the Former Plan with the RBC Plan. The Partnership is awaiting final approval to dissolve the Former Plan. The Partnership contributed $112,828 to the RBC Plan for the period January 1, 2002 to October 31, 2002.

7. Fair Value of Financial Instruments

Substantially all of the Partnership's financial assets and liabilities are carried at fair value or amounts approximating fair value.

8. Off-Balance Sheet Risk and Concentration of Credit Risk

The Partnership, as an introducing broker-dealer, clears all of its customers' transactions on a fully disclosed basis with a clearing broker and promptly transmits all funds and securities to the clearing broker. The Partnership has agreed to indemnify the clearing broker for any losses that it may sustain from the customer accounts introduced by the Partnership. At October 31, 2002, there were no amounts to be indemnified to the clearing broker for these customer accounts.

The Partnership is a market maker in a number of securities and in this capacity may have significant positions in its inventory or be required to purchase significant positions in a volatile market. In order to control this risk, security positions are monitored on at least a daily basis, and there are regulatory guidelines that limit the obligations of the market maker to purchase the securities in a volatile market. Should the Partnership find it necessary to sell such a security, it may not be able to realize the full carrying value of the security due to the significance of the positions sold.

The Partnership, as a part of its normal market-making activities, assumes short positions in its inventory. The establishment of short positions exposes the Partnership to off-balance-sheet risk in the event prices increase, as the Partnership may be obligated to acquire the securities at prevailing market prices. At the October 31, 2002, the Partnership has recorded these obligations in the financial statements at fair value.

The Partnership enters into various transactions involving securities purchased and sold on a when-issued basis. These derivative financial instruments are entered into for trading purposes and provide for the delayed delivery of the underlying instrument. The credit risk for when-issued securities is limited to the unrealized market valuation gains recorded in the statement of financial condition.

9. Related Party Transactions

The Partnership receives various services from its Parent and affiliates, including payroll, benefits and rent. The Partnership is charged expenses based upon actual costs incurred for these services.

In connection with the acquisition of the Partnership by TAS during October 1999, employees participated in a retention bonus pool. Participants were granted units with an aggregate value of $10 million based on TAS stock valued at $15 per share. These units vest over a period of four years from the date of the TAS agreement. Effective with the purchase of TAS and the Partnership by RBC Dain Rauscher during October 2001, the share price was fixed at $24 per share and participants will be paid in cash upon vesting. The balance of the unvested retention payments as of October 31, 2002 was approximately $3.5 million.